Analog Devices, Inc.
One Technology Way
Norwood, Massachusetts 02062-9106

March 4, 2015

By Electronic Submission

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Analog Devices, Inc.
Form 10-K for the Fiscal Year Ended November 1, 2014
Filed December 10, 2014
File No. 001-07819

Dear Mr. James:

Enclosed please find our responses to the comments regarding the above-referenced filing provided by you in a letter to us dated February 24, 2015. We have always taken our public filings seriously and we appreciate the time the staff has taken on this review.

All responses set forth below are keyed to the sequential numbering of your comments and to the headings used in your letter. Your comments are in bold and our responses are in regular type.

Form 10-K for the Fiscal Year Ended November 1, 2014

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies, page 49

f. Goodwill and Intangible Assets, page 51

1.
We note that customer relationships represent over 90% of your finite-lived intangible assets and these assets have a useful life of 9 years as shown on page 73. Please show us how you determined that the weighted-average life of your combined finite-lived assets is 4.3 years.

Response

In accordance with Accounting Standards Codification (ASC) 350, Intangibles - Goodwill and Other, we have presented the required disclosures for intangible assets subject to amortization as stipulated in ASC 350-30-50-1. In addition, we also disclosed the weighted-average amortization period of the remaining amortization expense related to our combined finite-lived intangible assets. This value was calculated by dividing: a) the sum of the future amortization expense of our combined finite-lived intangible assets by quarter, multiplied by the number of

Mr. Martin James
March 4, 2015

years to the end of life for each finite-lived intangible asset from that quarter by, b) the total future amortization expense of the combined finite-lived intangible assets. We have attached, as Exhibit A, a copy of the calculation for your reference.

Note 17. Gain on Sale of Product Line, page 86

2.
We note that you classified the net gain of $85.4 million from the sale of your microphone product line within non-operating income. We also note that the microphone product line was not considered to be a component of the company. Please tell us why you classified the amount as non-operating income and not within operating income. Include a discussion of your consideration of FASB ASC 360-10-45-5.

Response

We considered the gain on the sale of the microphone product line as a gain on the derecognition of a group of assets that is a business under ASC 810, Consolidation, for the presentation and disclosure of this transaction. Specifically, we considered the applicability of this transaction under ASC 810-10-40-3A (b) and the related presentation and disclosure requirements under ASC 810-10-50-1B (a-h).

The assets and the intellectual property related to our microphone product line that was sold met the definition of a business under ASC 805-10-55-4, Business Combinations. ASC 805-10-55-4 states that,

“A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business.”

The sold microphone product line consisted of (1) inputs, such as long-lived assets, intellectual property and employees, and (2) processes, such as manufacturing, operating and engineering processes, that when applied to the inputs had the ability to create (3) outputs, such as the microphone product portfolio that have the ability to provide a return directly to the owners.

Upon the sale of the group of assets that met the definition of a business, we considered the guidance in ASC 810-10-40-3A (b), which states that,

“The deconsolidation and derecognition guidance in this section applies to the following:
b. A group of assets that is a nonprofit activity or a business, except for either of the following: (1) A sale of in substance real estate (for guidance on a sale of in substance real estate, see Subtopic 360-20 or 976-605), or (2) A conveyance of oil and gas mineral rights (for guidance on conveyances of oil and gas mineral rights and related transactions, see Subtopic 932-360).”

Mr. Martin James
March 4, 2015

We considered the guidance within ASC 360-10-45-5, which states that,

“a gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses”.

ASC 360-10-20 defines a “disposal group” as,

“A disposal group for a long-lived asset or assets to be disposed of by sale or otherwise represents assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction”.

As mentioned above, the sale of our microphone product line included the sale of assets, intellectual property and employees. The long-lived assets sold in this transaction consisted of fixed assets of $5.4 million or approximately 5% of the total consideration of $100.0 million received in the transaction. There were no other assets sold in this transaction that would be subject to the guidance within ASC 360-10. A significant portion, or approximately 95%, of the gain recognized on the sale of the business was attributable to intellectual property comprised primarily of internally developed technology and assembled workforce. Based on the substance of the transaction, we determined that the gain on the sale of the business was less attributable to the ASC 360-10 long-lived assets associated with the business and largely attributable to the internally developed intellectual property and assembled workforce associated with the business. Based on these considerations, we believed that the sale of the group of the microphone product line assets was more representative of a sale of a business under ASC 810, Consolidation, rather than a ‘disposal group’ as defined under ASC 360-10, Impairment and Disposal of Long-Lived Assets.

As ASC 810-10-40-5 and ASC 810-10-50-1B (a-h) are silent on the classification of the gain or loss upon derecognition of a group of assets that is a business within the income statement, we noted that the gain on the sale of the microphone product line business was a specific and ancillary transaction that was not reflective of our primary revenue and expense-generating activities and, therefore, also not reflective of our operating performance for the period. This gain was not the result of our core revenue-earning activity, which is the sale of high performance analog, mixed-signal and digital signal processing integrated circuits. We did not believe that the inclusion of the gain on the sale of the microphone product line business within operating income from continuing operations was beneficial to the users of our financial statements because it would misrepresent our operating results and prevent comparability to prior and future periods. Specifically, the inclusion of the gain on the sale of the microphone product line business within operating income would distort shareholder economic conclusions on our operating performance, including, but not limited to shareholder and investor models, as well as distort shareholder and investor perceptions of the key trends affecting us.

Absent explicit authoritative guidance on the classification of the gain upon derecognition of a group of assets that is a business within the income statement, and based on all of the above considerations, we believe that we have clearly disclosed this transaction, including the caption

Mr. Martin James
March 4, 2015

in the consolidated statement of income in which the gain was recognized, in the notes to our consolidated financial statements. We believe that presenting and disclosing this gain within operating income would be misleading, and accordingly, we believe that the presentation and disclosure of this gain within non-operating income in our Annual Report on Form 10-K for the year ended November 1, 2014 is appropriate and responsive to the needs of the users of our financial statements.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information regarding this letter, we will be glad to have a telephone conference call at your convenience. Please contact me at (781) 329-4700 to arrange such a call.

Sincerely,

/s/ David A. Zinsner
David A. Zinsner
Senior Vice President, Finance and
Chief Financial Officer
(Principal Financial Officer)

							Exhibit A
Weighted-Average Amortization Period of the Remaining Amortization Expense Calculation
		Technology	Backlog	Customer Relationships
Gross Carrying Amount		16,200,000	25,500,000	624,900,000
Accumulated Amortization		1,627,097	7,154,167	19,472,907
Remaining Expense		14,572,903	18,345,833	605,427,093	(A)	(B)	(A*B)
					Future Amortization Expense	Time from Current Quarter
2,015	Q1	998,750	6,375,000	17,358,333	24,732,083	0.25	6,183,021
2,015	Q2	998,750	6,375,000	17,358,333	24,732,083	0.50	12,366,042
2,015	Q3	998,750	5,595,833	17,358,333	23,952,917	0.75	17,964,688
2,015	Q4	998,750		17,358,333	18,357,083	1.00	18,357,083
2,016	Q1	998,750		17,358,333	18,357,083	1.25	22,946,354
2,016	Q2	998,750		17,358,333	18,357,083	1.50	27,535,625
2,016	Q3	998,750		17,358,333	18,357,083	1.75	32,124,896
2,016	Q4	998,750		17,358,333	18,357,083	2.00	36,714,167
2,017	Q1	998,750		17,358,333	18,357,083	2.25	41,303,438
2,017	Q2	980,750		17,358,333	18,339,083	2.50	45,847,708
2,017	Q3	943,750		17,358,333	18,302,083	2.75	50,330,729
2,017	Q4	943,750		17,358,333	18,302,083	3.00	54,906,250
2,018	Q1	943,750		17,358,333	18,302,083	3.25	59,481,771
2,018	Q2	943,750		17,358,333	18,302,083	3.50	64,057,292
2,018	Q3	828,403		17,358,333	18,186,736	3.75	68,200,260
2,018	Q4			17,358,333	17,358,333	4.00	69,433,333
2,019	Q1			17,358,333	17,358,333	4.25	73,772,917
2,019	Q2			17,358,333	17,358,333	4.50	78,112,500
2,019	Q3			17,358,333	17,358,333	4.75	82,452,083
2,019	Q4			17,358,333	17,358,333	5.00	86,791,667
2,020	Q1			17,358,333	17,358,333	5.25	91,131,250
2,020	Q2			17,358,333	17,358,333	5.50	95,470,833
2,020	Q3			17,358,333	17,358,333	5.75	99,810,417
2,020	Q4			17,358,333	17,358,333	6.00	104,150,000
2,021	Q1			17,358,333	17,358,333	6.25	108,489,583
2,021	Q2			17,358,333	17,358,333	6.50	112,829,167
2,021	Q3			17,358,333	17,358,333	6.75	117,168,750
2,021	Q4			17,358,333	17,358,333	7.00	121,508,333
2,022	Q1			17,358,333	17,358,333	7.25	125,847,917
2,022	Q2			17,358,333	17,358,333	7.50	130,187,500
2,022	Q3			17,358,333	17,358,333	7.75	134,527,083
2,022	Q4			17,358,333	17,358,333	8.00	138,866,667

2,023	Q1			17,358,333	17,358,333	8.25	143,206,250
2,023	Q2			17,358,333	17,358,333	8.50	147,545,833
2,023	Q3			15,243,759	15,243,759	8.75	133,382,891
							2,753,004,298	(C)
Total Remaining Amortization Expense		14,572,903	18,345,833	605,427,092	638,345,828		638,345,828	(D)
Weighted-Average Amortization Period of Remaining Amortization Expense							4.3	(C/D)